August 19, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street NE

Washington, D.C. 20549

Attention: Jeffrey Kauten

Re:	Omniq Corp.
Amendment No. 1 to Registration Statement on Form S-1 File No. 333-258020
Filed August 18, 2021

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Omniq Corp. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to accelerate the effective date of the above-referenced registration statement (the “Registration Statement”) so as to become effective on Friday, August 20, 2021, at 4:30 p.m. Eastern Time, or as soon thereafter as practicable. Once the Registration Statement has been declared effective, please confirm orally that event with our counsel, Sichenzia Ross Ference LLP., by calling Arthur Marcus at 212-930-9700.

Very truly yours,

/s/ Shai Lustgarten
Shai Lustgarten
Chief Executive Officer